Maybank

06011542

Our file ref. : GSS/M201

Date : 28 February 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 8 2006 WASH. D.C. 190

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	3 January 2006 PROCESSED MAR 10 2006 THOMSON FINANCIAL	Unconditional Mandatory General Offer ("MGO") by Mayban Fortis Holdings Berhad ("Mayban Fortis"), a 70% - owned subsidiary of Maybank for :- (a) All the Remaining Ordinary Shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis at a Cash Offer price of RM4.02 per MNIH ordinary share ("MNIH MGO"); and (b) All the remaining ordinary shares of RM1.00 each in Malaysia National Insurance Berhad ("MNIB") not already owned by MNIH at a Cash Offer price of RM6.83 per MNIB ordinary share ("MNIB MGO").
2.	19 January 2006	Unconditional Mandatory General Offer ("MGO") by Mayban Fortis Holdings Berhad ("Mayban Fortis"),a 70% - owned subsidiary of Maybank, for all the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis at a cash offer price of RM4.02 per MNIH ordinary share ("MNIH MGO")
3.	23 January 2006	Unconditional Mandatory General Offer ("MGO") by Mayban Fortis Holdings Berhad ("Mayban Fortis"), a 70%-owned subsidiary of Maybank, for all the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad (MNIH") not already owned by Mayban Fortis at a cash offer price of RM4.02 per MNIH ordinary share ("MNIH MGO").

dlw 3/10

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

No.	Date of Announcement	Description of Document
4.	24 January 2006	Unconditional Mandatory General Offer ("MGO") by Mayban Fortis Holdings Berhad ("Mayban Fortis"), a 70%-owned subsidiary of Maybank for all the remaining ordinary share of RM1.00 each in Malaysia National Insurance Berhad ("MNIH") not already owned by MNIH at a cash offer price of RM6.83 per MNIB ordinary share ("MNIB MGO")
5.	25 January 2006	Unconditional Mandatory General Offer ("MGO") by Mayban Fortis Holdings Berhad ("Mayban Fortis"), a 70%-owned subsidiary of Maybank, for all the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis at a cash offer price of RM4.02 per MNIH ordinary share (MNIH MGO").
6.	6 February 2006	Public Shareholding Spread
7.	9 February 2006	Unconditional Mandatory General Offer ("MGO") by Mayban Fortis Holdings Berhad ("Mayban Fortis"), A 70% -owned subsidiary of Maybank, for all the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis at a cash offer price of RM4.02 per MNIH not already owned by Mayban Fortis at a cash offer price of RM4.02 per MNIH ordinary share ("MNIH MGO")
8.	15 February 2006	Article Entitled : SBB Spurns BCHB'S Proposal
9.	15 February 2006	Quarterly Report for the Financial Year Ended 30, June 2006

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Group Company Secretary

MNMG\RE\shida mbbboard\adr.ms

General Announcement
Reference No **CU-051229-51630**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**03/01/2006**

Type : **Announcement**
Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR:

(A) ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO"); AND

(B) ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MALAYSIA NATIONAL INSURANCE BERHAD ("MNIB") NOT ALREADY OWNED BY MNIH AT A CASH OFFER PRICE OF RM6.83 PER MNIB ORDINARY SHARE ("MNIB MGO").

Contents :

On behalf of Mayban Fortis, Aseambankers Malaysia Berhad ("Aseambankers") wishes to announce that further to the letters from the Securities Commission ("SC") dated 30 December 2005 wherein the SC had stated that it did not have any objections to the contents of the respective offer documents in relation to the MNIH MGO and MNIB MGO ("Offer Documents"), the Offer Documents together with the Forms of Acceptance and Transfer have been despatched to the remaining shareholders of MNIH and MNIB ("Offer Holders") on 3 January 2006.

Offer Holders are reminded that the closing date of the MNIH MGO and MNIB MGO is 5:00 p.m. (Malaysian Time) on 24 January 2006, or such later date(s) as may be announced by Aseambankers on behalf of Mayban Fortis.

This announcement is dated 3 January 2006.

General Announcement
Reference No **CU-060118-60266**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**19/01/2006**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")

Contents :

We refer to our announcement dated 3 January 2006.

Attached is the disclosure of dealings in ordinary shares in MNIH as required by Section 32(4) of the Malaysian Code on Take-Overs and Mergers, 1998.

This announcement is dated 19 January 2006.

MNIH Disclosure of Dealings 180106.doc

MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")

We refer to the above matter.

Pursuant to Section 32(4) of the Malaysian Code on Take-overs and Mergers, 1998 ("the Code"), disclosures are to be made on any dealings in the voting shares of MNIH by Mayban Fortis, persons acting in concert with it and/or such connected persons as described in Section 32(7) of the Code, during the offer period.

On behalf of Mayban Fortis, we wish to inform you that that Haji Mohd Hashir bin Haji Abdullah, an Independent Non-Executive Director of Maybank, deemed a person acting in concert with Mayban Fortis, had dealt in 25,000 ordinary shares of RM1.00 each in MNIH ("MNIH Shares"), the details of which are as tabled below:

Date	Transaction type	No. of MNIH Shares	Price (RM)	Total consideration (RM)
18 January 2006	Sale*	25,000	4.02	100,500

* *The sale is pursuant to Haji Mohd Hashir bin Haji Abdullah's acceptance of the MNIH MGO.*

General Announcement
Reference No **CU-060123-35467**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**23/01/2006**

Type : **Announcement**
Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")

Contents :

We refer to our announcement dated 3 January 2006.

Attached is the disclosure of dealings in ordinary shares in MNIH as required by Section 32 (4) of the Malaysian Code on Take-Overs and Mergers, 1998.

This announcement is dated 23 January 2006.

MNIH Disclosure of Dealings (Sulaiman Salleh).doc

MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")

We refer to the above matter.

Pursuant to Section 32(4) of the Malaysian Code on Take-overs and Mergers, 1998 ("the Code"), disclosures are to be made on any dealings in the voting shares of MNIH by Mayban Fortis, persons acting in concert with it and/or such connected persons as described in Section 32(7) of the Code, during the offer period.

On behalf of Mayban Fortis, we wish to inform you that that Sulaiman Salleh, an Independent Director on the respective boards of Mayban General Assurance Berhad (a 92.61%-owned subsidiary of Mayban Fortis), Mayban Life Assurance Bhd ("MLAB") (a 88.57%-owned subsidiary of Mayban Fortis), Mayban Life International (Labuan) Ltd (a wholly-owned subsidiary of MLAB), and Mayban Takaful Bhd (a wholly-owned subsidiary of Mayban Fortis), deemed a person connected with Mayban Fortis, had dealt in 195,510 ordinary shares of RM1.00 each in MNIH ("MNIH Shares"), the details of which are as tabled below:

Date	Transaction type	No. of MNIH Shares	Price (RM)	Total consideration (RM)
23 January 2006	Sale*	195,510	4.02	785,950.20

* *The sale is pursuant to Sulaiman Salleh's acceptance of the MNIH MGO.*

General Announcement
Reference No **CU-060113-42746**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**24/01/2006**

Type : **Announcement**

Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MALAYSIA NATIONAL INSURANCE BERHAD ("MNIB") NOT ALREADY OWNED BY MNIH AT A CASH OFFER PRICE OF RM6.83 PER MNIB ORDINARY SHARE ("MNIB MGO").

Contents :

We refer to our announcement dated 3 January 2006 in relation to the offer document for the MNIB MGO that was despatched to the remaining shareholder of MNIB, and the announcement dated 23 January 2006.

On behalf of Mayban Fortis, Aseambankers Malaysia Berhad wishes to announce that the MNIB MGO has closed at 5:00 p.m. (Malaysian Time) on 24 January 2006 ("Closing Date").

Sompo Japan Insurance Inc., being the only remaining shareholder in MNIB, has not accepted the MNIB MGO. Consequently, MNIH's shareholdings in MNIB remain at 98.59%.

This announcement is dated 24 January 2006.

General Announcement
Reference No **CU-060124-34697**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**25/01/2006**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")** **UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")**

Contents :

We refer to our announcement dated 3 January 2006.

Attached is the disclosure of dealings in ordinary shares in MNIH as required by Section 32 (4) of the Malaysian Code on Take-Overs and Mergers, 1998.

This announcement is dated 25 January 2006.

MNIH Disclosure of Dealings 250106.doc

MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")

We refer to the above matter.

Pursuant to Section 32(4) of the Malaysian Code on Take-overs and Mergers, 1998 ("the Code"), disclosures are to be made on any dealings in the voting shares of MNIH by Mayban Fortis, persons acting in concert with it and/or such connected persons as described in Section 32(7) of the Code, during the offer period.

(A) PERSONS ACTING IN CONCERT WITH MAYBAN FORTIS

On behalf of Mayban Fortis, we wish to inform you that that Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Malaysia ("ARN-ASM") and Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Wawasan 2020 ("ARN-ASW"), deemed persons acting in concert with Mayban Fortis, have dealt in 1,592,900 and 5,086,000 ordinary shares of RM1.00 each in MNIH ("MNIH Shares") respectively, the details of which are as tabled below:

Persons acting in concert	Date	Transaction type	No. of MNIH Shares	Price (RM)	Total consideration (RM)
ARN-ASM	25 January 2006	Sale*	1,592,900	4.02	6,403,458
ARN-ASW	25 January 2006	Sale*	5,086,000	4.02	20,445,720

* *The sale is pursuant to ARN-ASM's acceptance of the MNIH MGO.*
* *The sale is pursuant to ARN-ASW's acceptance of the MNIH MGO.*

(B) CONNECTED PERSON

On behalf of Mayban Fortis, we wish to inform you that that Sulaiman Salleh, an Independent Director on the respective boards of Mayban General Assurance Berhad (a 92.61%-owned subsidiary of Mayban Fortis), Mayban Life Assurance Bhd ("MLAB") (a 88.57%-owned subsidiary of Mayban Fortis), Mayban Life International (Labuan) Ltd (a wholly-owned subsidiary of MLAB), and Mayban Takaful Bhd (a wholly-owned subsidiary of Mayban Fortis), deemed a person connected with Mayban Fortis, had dealt in 10,000 MNIH Shares, the details of which are as tabled below:

Date	Transaction type	No. of MNIH Shares	Price (RM)	Total consideration (RM)
25 January 2006	Sale*	10,000	4.02	40,200

* *The sale is pursuant to Sulaiman Salleh's acceptance of the MNIH MGO.*

General Announcement
Reference No **MB-060206-52112**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**06/02/2006**

Type	:	**Announcement**
Subject	:	**PUBLIC SHAREHOLDING SPREAD**

Contents :

Malayan Banking Berhad ("Maybank") is pleased to announce that it is in compliance with the public shareholding spread requirement in accordance with paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad which stipulates that a listed issuer must have at least 25% of its listed shares in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each.

Based on the Record of Depositors as at 31 December 2005, Maybank listed shares are held by 40,397 public shareholders holding not less than 100 shares each representing 47.78% of the total listed shares of Maybank.

This announcement is dated 6 February 2006.

General Announcement
Reference No **CU-060208-37052**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**09/02/2006**

Type : **Announcement**
Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")

Contents :

We refer to our announcements dated 3 January 2006 and 23 January 2006 in relation to the MNIH MGO. Reference is also made to the announcement made by MNIH dated 25 January 2006 whereby MNIH had announced that it was not in compliance with the public shareholding spread requirements of Paragraph 8.15(1) of the Bursa Malaysia Securities Berhad Listing Requirements ("Bursa Securities LR").

Pursuant to Section 25(1) of the Malaysian Code on Take-Overs and Mergers, 1998 ("the Code"), Aseambankers Malaysia Berhad ("Aseambankers"), on behalf of Mayban Fortis, wishes to inform the Offer Holders that as at 5:00 p.m. (Malaysian Time) on 9 February 2006, Mayban Fortis and the persons acting in concert with Mayban Fortis collectively hold approximately 85.99% of the issued and paid-up share capital of MNIH, the details of which are set out in **Table 1** below.

As stated previously in our announcement dated 23 January 2006 and in the MNIH MGO offer document, Mayban Fortis will apply to DELIST MNIH from the Official List of Bursa Securities (subject to the relevant approvals being obtained, if and where required) pursuant to the completion of the MNIH MGO. Mayban Fortis does not intend to comply with Paragraph 8.15(1) of the Bursa Securities LR and does not intend to maintain the listing status of MNIH regardless of the level of acceptances.

As such, Offer Holders who choose not to accept the MNIH MGO may end up holding unlisted MNIH shares.

In connection with the above, Aseambankers on behalf of Mayban Fortis, hereby wishes to announce that the closing date for the MNIH MGO **has been extended further to 5:00 p.m. (Malaysian Time) on Friday, 3 March 2006 ("Final Closing Date").**

Pursuant to Section 24(2) of the Code, the Final Closing Date shall be a date not later than the sixtieth (60th) day from the despatch of the MNIH MGO offer document. **Hence, there will be no further extensions beyond the Final Closing Date.**

All other terms and conditions of the MNIH MGO remain unchanged.

Offer Holders who have yet to accept the MNIH MGO are advised to refer to the MNIH MGO offer document for the terms, conditions and procedures for acceptance of the MNIH Offer should they decide to accept the MNIH MGO. The revised timetable for the MNIH MGO is as set out in **Table 2** below.

This announcement is dated 9 February 2006.

Table 1 - Position and Level of Acceptances

	Number of MNIH shares	% of issued and paid-up share capital of MNIH
- Held by Mayban Fortis as at 3 January 2006, being the date of despatch of the Offer Document	210,060,496	73.62
- Held by persons acting in concert with Mayban Fortis as at 3 January 2006, being the date of despatch of the Offer Document	6,678,900	2.34
- In respect of which valid acceptances of the MNIH MGO have been received as at 5:00 p.m. on 9 February 2006	28,526,152	10.00
- In respect of which acceptances of the MNIH MGO have been received as at 5:00 p.m. on 9 February 2006 but are subject to verification	73,653	0.03
- Acquired or agreed to be acquired during the offer period	-	-
TOTAL	**245,339,201**	**85.99**

Table 2 - Revised Timetable

Opening date	:	Tuesday, 3 January 2006
Issuance of Independent Advice Circular	:	Friday, 13 January 2006
Final Closing Date	:	**5.00 p.m. (Malaysian Time) on Friday, 3 March 2006**

General Announcement
Reference No **MB-060215-67564**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**15/02/2006**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**KM-060215-34252**
Subject	:	**ARTICLE ENTITLED : SBB SPURNS BCHB'S PROPOSAL**

Contents :

We refer to your query letter dated 15 February 2006 in respect of the article entitled "SBB Spurns BCHB's Proposal" which appeared in the Edge Financial Daily on even date.

Maybank is fully cognizant of the statutory requirement on the need to obtain the written approval of the Minister of Finance prior to the commencement of any negotiation involving any acquisition or disposal of at least 5 per cent of the shares in a financial institution licensed under the Banking and Financial Institutions Act 1989 ("BAFIA").

In this regard, we wish to confirm that we are currently not in negotiation with any financial institutions licensed under BAFIA.

Query Letter content :
We refer to the above article appearing in The Edge Financial Daily, page 1 on Wednesday, 15 February 2006, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"It is learnt that Malayan Banking Bhd is the bank that SBB wants to start merger talks with."
In accordance with Bursa Malaysia Securities Berhad's ("Bursa Securities") Corporate Disclosure Policy, you are requested to furnish Bursa Securities with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above article, you are required to set forth facts sufficient to support the same.

Please furnish Bursa Securities with your reply within one (1) market day from the date hereof.

Yours faithfully

INDERJIT SINGH
Sector Head
Issues & Listing
Group Regulations
CKM

Copy to : Securities Commission (via fax)

Financial Results
Reference No **MB-060213-56662**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**15/02/2006**
Quarterly report for the financial period ended	:	**31/12/2005**
Quarter	:	**2**
Financial Year End	:	**30/06/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

PL, BS, Equity stmt, cashflow - 311205.xls   Notes to the Accounts - Dec05.xls   Notes to acounts revised GP8 - Dec05.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/12/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	3,295,181	2,601,069	6,458,215	5,067,267
2	Profit/(loss) before tax	919,606	981,139	1,866,484	1,774,340
3	Profit/(loss) after tax and minority interest	634,079	693,523	1,307,024	1,248,562
4	Net profit/(loss) for the period	634,079	693,523	1,307,024	1,248,562
5	Basic earnings/ (loss) per shares (sen)	16.90	19.13	34.89	34.56
6	Dividend per share (sen)	0.00	42.50	0.00	42.50

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share (RM)	4.4500	4.4100

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

Form Version 2.0

Financial Results

Reference No MB-060213-56662

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Malayan Banking Berhad**

* Stock name : **MAYBANK**

* Stock code : **1155**

* Contact person : **Mohd Nazlan Mohd Ghazali**

* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **31/12/2005**

* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* **Financial Year End** : **30/06/2006**

* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

PL, BS, Equity stmt, cashflow - 311205.: Notes to the Accounts - Dec05.xl

Notes to acounts revised GP8 - Dec05.d

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,295,181	2,601,069	6,458,215	5,067,267

2	Profit/(loss) before tax	919,606	981,139	1,866,484	1,774,340
3	Profit/(loss) after tax and minority interest	634,079	693,523	1,307,024	1,248,562
4	Net profit/(loss) for the period	634,079	693,523	1,307,024	1,248,562
5	Basic earnings/(loss) per share (sen)	16.90	19.13	34.89	34.56
6	Dividend per share (sen)	0.00	42.50	0.00	42.50
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	4.4500		4.4100	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	1,242,108	1,109,121	2,464,561	2,170,091
2	Gross interest income	2,085,249	1,930,884	4,145,161	3,803,235
3	Gross interest expense	989,338	862,229	1,948,114	1,695,828

Remarks :

Note: The above information is for the Exchange Internal use only.

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2005

Group	Note	2nd Quarter Ended Dec 2005 RM'000	2nd Quarter Ended Dec 2004 RM'000	Cumulative 6 Months Ended Dec 2005 RM'000	Cumulative 6 Months Ended Dec 2004 RM'000
Interest income	A16	2,085,249	1,930,884	4,145,161	3,803,235
Interest expense	A17	(989,338)	(862,229)	(1,948,114)	(1,695,828)
Net interest income		1,095,911	1,068,655	2,197,047	2,107,407
Income from Islamic Banking Scheme operations:	A28b				
Gross operating income		204,007	204,422	405,067	385,005
Profit equalisation reserves		31,899	(56,118)	31,333	(76,690)
		235,906	148,304	436,400	308,315
		1,331,817	1,216,959	2,633,447	2,415,722
Other operating income	A18	674,603	621,230	1,338,598	1,156,920
Net income		2,006,420	1,838,189	3,972,045	3,572,642
Other operating expense	A19	(764,312)	(729,068)	(1,507,484)	(1,402,551)
Operating Profit		1,242,108	1,109,121	2,464,561	2,170,091
Allowance for losses on loans, advances and financing	A20	(322,433)	(128,481)	(598,032)	(396,673)
		919,675	980,640	1,866,529	1,773,418
Share of profits in associated companies		(69)	499	(45)	922
Profit before taxation		919,606	981,139	1,866,484	1,774,340
Taxation & Zakat		(278,584)	(277,901)	(546,002)	(502,459)
Profit after taxation before Minority Interest		641,022	703,238	1,320,482	1,271,881
Minority Interest		(6,943)	(9,715)	(13,458)	(23,319)
Net profit for the year		634,079	693,523	1,307,024	1,248,562
Earnings per share	B13				
Basic		16.90 sen	19.13 sen	34.89 sen	34.56 sen
Fully diluted		16.81 sen	18.92 sen	34.71 sen	34.24 sen

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2005

Bank		2nd Quarter Ended		Cumulative 6 Months Ended	
		Dec 2005	Dec 2004	Dec 2005	Dec 2004
		RM'000	RM'000	RM'000	RM'000
Interest income	A16	**1,964,159**	1,785,446	**3,852,698**	3,200,466
Interest expense	A17	**(916,152)**	(782,370)	**(1,779,128)**	(1,418,304)
Net interest income		**1,048,007**	1,003,076	**2,073,570**	1,782,162
Income from Islamic Banking Scheme operations:	A28b				
Gross operating income		**198,481**	193,853	**391,857**	325,209
Profit equalisation reserves		**28,644**	(55,893)	**27,265**	(74,225)
		227,125	137,960	**419,122**	250,984
		1,275,132	1,141,036	**2,492,692**	2,033,146
Other operating income	A18	**641,650**	2,648,757	**1,196,124**	3,817,584
Net income		**1,916,782**	3,789,793	**3,688,816**	5,850,730
Other operating expense	A19	**(689,667)**	(623,323)	**(1,345,307)**	(1,161,572)
Operating Profit		**1,227,115**	3,166,470	**2,343,509**	4,689,158
Allowance for losses on loans, advances and financing	A20	**(289,176)**	(137,473)	**(547,292)**	(881,317)
Profit before taxation		**937,939**	3,028,997	**1,796,217**	3,807,841
Taxation & Zakat		**(263,819)**	(859,042)	**(506,393)**	(1,087,852)
Profit after taxation		**674,120**	2,169,955	**1,289,824**	2,719,989

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2005

		GROUP		BANK	
	Note	Dec 2005 RM'000	June 2005 RM'000	Dec 2005 RM'000	June 2005 RM'000
ASSETS					
Cash and short-term funds		**21,196,572**	22,596,444	**19,125,794**	18,479,404
Deposits and placements with financial institutions		**8,218,340**	9,324,796	**7,249,229**	9,975,736
Securities purchased under resale agreements		**965,916**	299,857	**965,168**	296,871
Securities	A8 to A10	**35,457,560**	28,261,016	**27,743,622**	22,128,177
Loans, advances and financing	A11	**123,725,907**	119,593,814	**120,527,486**	115,481,632
Other assets	A12	**2,275,489**	1,664,333	**1,361,871**	993,599
Statutory deposits with Central Banks		**3,746,252**	4,228,781	**3,580,961**	4,051,998
Investment in subsidiary companies		-	-	**2,552,790**	1,915,978
Investment in associated companies		**6,375**	20,048	**7,040**	10,640
Property, plant and equipment		**1,387,928**	1,341,569	**1,182,723**	1,188,926
Deferred tax assets		**956,196**	963,946	**889,416**	911,752
Life and Family Takaful fund assets		**11,000,471**	3,600,656	-	-
TOTAL ASSETS		**208,937,006**	191,895,260	**185,186,100**	175,434,713
LIABILITIES					
Deposits from customers	A13	**132,388,111**	131,068,045	**120,996,123**	118,275,713
Deposits and placements of banks and other financial institutions	A14	**18,902,295**	18,361,182	**21,232,049**	19,874,194
Obligations on securities sold under repurchase agreements		**12,368,536**	7,627,695	**11,722,364**	7,422,269
Bills and acceptances payable		**3,629,623**	2,358,124	**3,688,575**	2,692,568
Other liabilities	A15	**4,017,481**	3,130,142	**3,437,919**	3,140,403
Recourse obligation on loans sold to Cagamas		**4,575,014**	4,990,773	**4,575,014**	4,990,773
Provision for taxation and zakat		**1,199,798**	880,205	**989,667**	855,514
Deferred tax liabilities		**25,675**	20,685	-	-
Subordinated obligations		**3,046,210**	3,004,000	**3,046,210**	3,004,000
Life and Family Takaful fund liabilities		**510,445**	120,506	-	-
Life and Family Takaful policy holders' funds		**10,490,026**	3,480,150	-	-
TOTAL LIABILITIES		**191,153,214**	175,041,507	**169,687,921**	160,255,434

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2005

		GROUP		BANK	
	Note	Dec 2005 RM'000	June 2005 RM'000	Dec 2005 RM'000	June 2005 RM'000
SHAREHOLDERS' EQUITY					
Share capital		**3,781,290**	3,721,053	**3,781,290**	3,721,053
Reserves		**13,030,357**	12,680,256	**11,716,889**	11,458,226
		16,811,647	16,401,309	**15,498,179**	15,179,279
MINORITY INTEREST		**972,145**	452,444	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**208,937,006**	191,895,260	**185,186,100**	175,434,713
COMMITMENTS AND CONTINGENCIES	A25	**109,825,939**	109,451,821	**107,741,244**	107,615,751
CAPITAL ADEQUACY	A27				
Based on credit and market risks:					
Without deducting interim dividend *					
Core capital ratio		**10.04%**	11.45%	**9.51%**	11.07%
Risk-weighted capital ratio		**14.10%**	15.02%	**12.36%**	13.86%
After deducting interim dividend					
Core capital ratio:		**9.10%**	10.27%	**8.52%**	9.81%
Risk-weighted capital ratio:		**13.16%**	13.84%	**11.38%**	12.61%
Net tangible assets per share		**RM4.45**	RM4.41	**RM4.10**	RM4.08

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for the respective periods were not deducted.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2005

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve RM'000	Exchange Fluctuation Reserve RM'000	Distributable Retained Profits RM'000	Total RM'000
	<==== Non Distributable					====>		
At 1 July 2005								
As previously stated	3,721,053	1,501,117	3,965,468	15,250	-	49,238	7,149,183	16,401,309
Transitional adjustments	-	-	-	-	347,170	-	(160,985)	186,185
As restated	3,721,053	1,501,117	3,965,468	15,250	347,170	49,238	6,988,198	16,587,494
Currency translation differences	-	-	-	-	-	61,031	-	61,031
Goodwill on acquisition written off	-	-	-	-	-	-	4,807	4,807
Net decrease in fair value of securities	-	-	-	-	(95,791)	-	-	(95,791)
Net accretion from increased interest in subsidiaries	-	-	5,815	-	-	-	-	5,815
Net loss not recognised in the income statement	-	-	5,815	-	(95,791)	61,031	4,807	(24,138)
Net profit for the period	-	-	-	-	-	-	1,307,024	1,307,024
Transfer to statutory reserve	-	-	2,681	-	-	-	(2,681)	-
Issue of ordinary shares pursuant to ESOS	60,237	503,331	-	-	-	-	-	563,568
Dividends	-	-	-	-	-	-	(1,622,301)	(1,622,301)
At 31 December 2005	3,781,290	2,004,448	3,973,964	15,250	251,379	110,269	6,675,047	16,811,647
At 1 July 2004	3,600,172	500,566	4,274,198	15,250	-	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	-	40,338	-	40,338
Net accretion from increased interest in subsidiaries	-	-	-	-	-	-	2,945	2,945
Net gain not recognised in the income statement	-	-	-	-	-	40,338	2,945	43,283
Net profit for the period	-	-	-	-	-	-	1,248,562	1,248,562
Statutory reserve of the finance subsidiary no longer required upon transfer of business to the Bank, transferred to retained profits	-	-	(551,250)	-	-	-	551,250	-
Transfer to statutory reserve	-	-	238,053	-	-	-	(238,053)	-
Issue of ordinary shares pursuant to ESOS	48,199	397,363	-	-	-	-	-	445,562
Dividends	-	-	-	-	-	-	(648,433)	(648,433)
At 31 December 2004	3,[illegible]8,371	897,929	3,961,001	15,250	-	78,526	7,111,333	15,712,410

[illegible] with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2005

	<== Non Distributable					==>		
BANK	**Share Capital RM'000**	**Share Premium RM'000**	**Statutory Reserve RM'000**	**Capital Reserve RM'000**	**Unrealised Holding Reserve RM'000**	**Exchange Fluctuation Reserve RM'000**	**Distributable Retained Profits RM'000**	**Total RM'000**
At 1 July 2005								
As previously stated	3,721,053	1,501,117	3,871,038	-	-	89,419	5,996,652	15,179,279
Transitional Adjustments	-	-	-	-	338,219	-	(138,138)	200,081
As restated	3,721,053	1,501,117	3,871,038	-	338,219	89,419	5,858,514	15,379,360
Currency translation differences			(10)			9,982		9,972
Net decrease in fair value of securities	-	-	-	-	(122,244)	-	-	(122,244)
Net gain not recognised in the income statement		-	(10)	-	(122,244)	9,982	-	(112,272)
Net profit for the period	-	-	-	-	-	-	1,289,824	1,289,824
Issue of ordinary shares pursuant to ESOS	60,237	503,331	-	-	-	-	-	563,568
Dividends	-	-	-	-	-	-	(1,622,301)	(1,622,301)
At 31 December 2005	3,781,290	2,004,448	3,871,028	-	215,975	99,401	5,526,037	15,498,179
At 1 July 2004	3,600,172	500,566	3,636,325	-	-	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	-	38,682	-	38,682
Net profit for the period	-	-	-	-	-	-	2,719,989	2,719,989
Transfer to statutory reserve	-	-	234,046	-	-	-	(234,046)	-
Issue of ordinary shares pursuant to ESOS	48,199	397,363	-	-	-	-	-	445,562
Dividends	-	-	-	-	-	-	(648,433)	(648,433)
At 31 December 2004	3,648,371	897,929	3,870,371	-	-	118,618	6,119,544	14,654,833

(These condensed interim financial statements should be read *in conjunction* with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2005

	GROUP		BANK	
	Dec 2005 RM'000	Dec 2004 RM'000	Dec 2005 RM'000	Dec 2004 RM'000
Profit before taxation	1,866,484	1,774,340	1,796,217	3,807,841
Adjustments for non-operating and non-cash items	887,213	493,744	757,703	(1,928,391)
Operating profit before working capital changes	2,753,697	2,268,084	2,553,920	1,879,450
Changes in working capital				
Net changes in operating assets	(4,750,173)	(1,550,870)	(3,763,743)	(23,309,752)
Net changes in operating liabilities	265,919	8,262,508	2,689,465	21,483,358
Tax expense and zakat paid	(213,670)	(292,302)	(349,904)	(987,079)
Net cash generated from operations	(1,944,227)	8,687,420	1,129,738	(934,023)
Net cash (used in)/generated from investing activities	(120,319)	(30,443)	(631,157)	2,630,396
Net cash (used in)/generated from financing activities	664,674	(1,103,684)	147,809	2,739,639
	544,355	(1,134,127)	(483,348)	5,370,035
Net change in cash and cash equivalents	(1,399,872)	7,553,293	646,390	4,436,012
Cash and cash equivalents at beginning of the year	22,596,444	23,009,080	18,479,404	19,527,827
Cash and cash equivalents at end of the year	21,196,572	30,562,373	19,125,794	23,963,839
Cash and cash equivalents comprise :				
Cash and short term funds as previously reported	21,196,572	30,562,373	19,125,794	23,963,839
Foreign exchange differences on opening balances	-	55,612	-	55,278
As restated	21,196,572	30,617,985	19,125,794	24,019,117

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

Part A - Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issue by Bank Negara Malaysia

A1. Basis of Preparation

The unaudited condensed interim financial statements for the 2nd quarter ended 31 December 2005 have been prepared in accordance with FRS134 (Interim Financial Reporting) (formerly known as MASB26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The unaudited condensed interim financial statements should be read in conjunction with the audited annual financial statements of the Group and the Bank for the year ended 30 June 2005.

The accounting policies and methods of computation applied in the unaudited condensed interim financial statements are consistent with those adopted in the previous audited annual financial statements except for the adoption of the revised guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) issued by Bank Negara Malaysia, which became effective for the current financial year. The adoption of the revised BNM/GP8 has resulted in significant changes in the accounting policies of the Group and the Bank pertaining to the treatment of financial instruments. The treatment of securities and derivatives under the revised BNM/GP8 is generally consistent with FRS 139, which was issued by the MASB in August 2005.

Comparative figures were not restated to reflect the changes in accounting policies arising from the adoption of the revised BNM/GP8. It was considered not meaningful to restate comparative figures because the classification of securities in line with BNM/GP8 only commenced towards the end of the previous financial year. This non-restatement of comparative figures is also line with the transitional provisions of FRS 139. Under the transitional provisions of FRS 139, retrospective application is not permitted and the policies followed in prior year shall not be reversed. Accordingly, the comparative figures of the Group and the Bank are not restated and any adjustment for the previous carrying amounts shall be recognised as an adjustment of the balance of retained earnings or reserves at the beginning of the current financial year. The details of adjustments made to the opening retained earnings or reserves are disclosed in Note A29 of these unaudited condensed interim financial statements.

Bank Negara Malaysia has granted indulgence to Maybank from complying with the requirement on the impairment of loans under the revised BNM/GP8 for the financial year ending 30 June 2006. Therefore, the allowance for bad and doubtful debts and financing of the Group are computed based on the existing requirement of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements.

A2. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2005 was not qualified.

A3. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the 2nd quarter ended 31 December 2005.

A4. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 31 December 2005, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank, other than the acquisition of the MNI Holdings Berhad Group ("MNIH Group") as disclosed in Note A24.

A5. Changes in Estimates

During the period, the Bank changed its estimate of recoverable value of collaterals on long outstanding non-performing loans, resulting in an additional RM269.0 million provision in the current quarter.

A6. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

During the 2nd quarter ended 31 December 2005, the issued and paid-up share capital of the Bank was increased from RM3,721,052,721 as at 30 June 2005 to RM3,781,289,921 as at 31 December 2005, from the issuance of 60,237,200 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
48,819,100	RM 9.23
6,123,900	RM 9.87
5,284,200	RM 9.92
10,000	RM10.58

A7. Dividends Paid

The Bank paid the following dividends:-

a) A final dividend of 25.0 sen per share less 28% income tax and a special dividend of 35.0 sen per share less 28% income tax for the financial year ended 30 June 2005, amounting to RM1,622,301,407 was paid on 23 November 2005.

b) An interim dividend of 50.0 sen per share less 28% income tax for the financial year ending 30 June 2006, amounting to RM1,361,264,371 was paid on 16 January 2006.

A22. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2005.

A23. Subsequent Events

There were no material events subsequent to the balance sheet date.

A24. Changes in the Composition of the Group

(a) Increase in Equity Interest in Aseambankers Malaysia Berhad (Aseambankers)

Maybank's equity interest in Aseambankers increased from 79.69% to 94.69% following the acquisition of 7,517,400 ordinary shares of RM1.00 each from three minority shareholders for a total cash consideration of RM83.3 million.

(b) Disposal of Associated Company

Maybank disposed of its entire equity interest of 45%, representing 2,700,000 ordinary shares of RM1.00 each in Computer Recovery Centre Sdn Bhd for an amount of RM6,950,000.

(c) Acquisition of MNI Holdings Berhad

On 13 December 2005, Mayban Fortis Holdings Berhad acquired 210,060,496 ordinary shares of RM 1.00 each, representing approximately 73.62% of the share capital of MNI Holdings Berhad (MNIH) for a consideration of RM847.1 million. The post acquisition profit of MNIH up to 31 December 2005 was not taken up in the Group's financial statements as the amount is deemed insignificant. However, the assets and liabilities are consolidated with the Maybank Group's financial statements. The effect of the acquisition are summarised below:

	RM'000
Cash and short term funds	32,966
Deposits and placements with banks and other financial institutions	354,739
Securities	703,806
Loans and advances	33,225
Other assets	263,460
Property, plant and equipment	58,796
Deferred tax assets	12,447
Life and family takaful fund assets	5,093,840
Other liabilities	(447,625)
Provision for tax and zakat	(117,403)
Deferred tax liabilities	(928)
Life and family takaful fund liabilities	(314,292)
Life andfamily takaful policy olders' funds	(4,779,547)
Minority interest	(41,528)
Net assets acquired	851,956
Negative goodwill on acquisitions	(4,807)
Purchase consideration	847,149

A25. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 December 2005, the amount of contracts that were not hedged in the Group and the Bank and, hence, exposed to market risk was RM188.0 million (30 June 2004: RM119.44 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 31 December 2005, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM61.3 million (30 June 2004: RM67.84 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

Related Accounting Policies

Commencing 1 July 2005 (first day of the current financial year), derivative financial instruments are measured at fair value and are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Any gain or loss arising from a change in the fair value of the derivatives is recognised in the income statements unless they are part of a hedging relationship that qualifies for hedge accounting where the gain or loss is recognised as follows:

Fair value hedge
Where a derivative financial instrument hedges the changes in fair value of a recognized asset or liability, any gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedge
Gains and losses on the hedging instrument, to the extent that the hedge is effective, are deferred in the separate component of equity. The ineffective part of any gain or loss is recognized in the income statement. The deferred gains and losses are then released to the income statement in the periods when the hedged items affect the income statement.

A29. Change in Accounting Policies and Transitional Adjustments

(a) Change in Accounting Policies

With effect from 1 July 2005, the Group and the Bank have adopted the revised BNM/GP8, which resulted in the following new accounting policies:

1) The holding of the securities portfolio of the Group and the Bank are segregated based on the following categories and valuation methods:

i) Securities held-for-trading

Securities are classified as held-for-trading if they are acquired principally for the purpose of benefiting from actual or expected short-term price movement or to lock in arbitrage profits. The securities held-for-trading will be stated at fair value and any gain or loss arising from a change in their values and de-recognition of these securities are recognized in the income statements.

ii) Securities held-to-maturity

Held-to-maturity securities are financial assets with fixed or determinable payments and fixed maturity that the Group and Bank have the positive intent and ability to hold to maturity. The held-to-maturity securities are measured at accreted/amortised cost based on effective yield method. Amortisation of premium, accretion of discount and impairment as well as gain or loss arising from de-recognition of securities held-to-maturity are recognised in the income statement.

iii) Securities available-for-sale

Available-for-sale securities are financial assets that are not classified as held-for-trading or held-to-maturity. The available-for-sale securities are measured at fair value, or at cost (less impairment losses, if applicable) if the fair value cannot be reliably measured. The return and cost of the securities available-for-sale are credited and charged to the income statement using accreted/amortised cost based on the effective yield method. Any gain or loss arising from a change in fair value after applying the accreted/amortised cost method are recognised directly in equity through the statement of changes in equity, until the financial asset is sold, collected, disposed of or impaired, at which time the cumulative gain or loss previously recognized in equity will be transferred to the income statements.

2) Derivative financial instruments are measured at fair value and are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Any gain or loss arising from a change in the fair value of the derivatives is recognised in the income statements unless they are part of a hedging relationship that qualifies for hedge accounting where the gain or loss is recognised as follows:

Fair value hedge
Where a derivative financial instrument hedges the changes in fair value of a recognized asset or liability, any gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedge
Gains and losses on the hedging instrument, to the extent that the hedge is effective, are deferred in the separate component of equity. The ineffective part of any gain or loss is recognized in the income statement. The deferred gains and losses are the released to the income statement in the periods when the hedged item affects the income statement.

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

For the half-year ended 31st December 2005, the Group registered an increase of RM58.5 million or 4.7% in profit after tax and minority interest over that of the corresponding period. The better performance was attributed to the increase in revenue generated, in particular that contributed by non-interest income and improvement in income from Islamic Banking operations but partially offset by the increase in allowance for loan loss.

B2. Variation of Results Against Preceding Quarter

The Group registered a decrease in profit after tax and minority interest from RM672.9 million for the preceding quarter to RM634.1million for the quarter just ended, due mainly to higher allowance for loan loss.

B3. Prospects

Following the continuing growth in the Malaysian economy, the Group expects to register better results in the current financial year.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B6. Sale of Unquoted Investments and Properties

The profits from the sale of unquoted investments of the Group and Bank amounted to RM123.1 million and RM106.3 million respectively. There were no sales of properties during the period.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Tie-up With BinaFikir Sdn Bhd.

During the December quarter, both Maybank and BinaFikir Sdn Bhd have mutually agreed to cease negotiations on any tie up with Aseambankers Malaysia Berhad.

(b) Issue of Islamic Subordinated Debts

The Bank successfully issued RM1.0 billion Islamic Subordinated Bonds to finance its Islamic financial activities in November 2005.

(c) Transfer of Businesses of Aseamlease Berhad and Aseam Credit Sdn Bhd to Maybank

The businesses of Aseamlease Berhad and Aseam Credit Sdn Bhd were transferred to Maybank with effect from 2 November 2005.

(d) Proposed Disposal Of Mayban Unit Trust Berhad (MUTB)

Negotiations for the disposal of Mayban Unit Trust Berhad ("MUTB") to Amanah Saham Nasional Berhad ("ASNB"), a wholly owned subsidiary of Permodalan Nasional Berhad ("PNB") are still on going.

PNB is a substantial shareholder of Maybank and as such the Proposed Disposal is deemed a related party transaction pursuant to Paragraph 10.08 of Bursa Malaysia Securities Berhad's Listing Requirements.

(e) Mandatory General Offer

Subsequent to the completion of the acquisition of MNI Holdings Berhad as disclosed in Note A24, Mayban Fortis Holdings Berhad ("Mayban Fortis") made an unconditional Mandatory General Offer ("MGO") for:

i) All the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis at a cash offer price of RM4.02 per MNIH ordinary share; and

ii) All the remaining ordinary shares of RM1.00 each in Malaysia National Insurance Berhad ("MNIB") not already owned by MNIH at a cash offer price of RM6.83 per MNIB ordinary share.

As of the close of the MNIH MGO on 9 February 2006, Mayban Fortis and persons acting in concert with Mayban Fortis collectively hold approximately 85.99% of the issued and paid –up capital of MNIH. As stated in the MNIH MGO offer document, Mayban Fortis will apply to delist MNIH from the Official List of Bursa Securities (subject to the relevant approvals being obtained, if and where required) pursuant to the completion of the MNIH MGO. As such, Offer Holders who choose not to accept the MNIH MGO may end up holding unlisted MNIH shares.

In connection with the above, the closing date for the MNIH MGO has been extended further to 5:00 p.m. on Friday, 3 March 2006 (Final Closing Date). Pursuant to Section 24(2) of the Malaysian Code on Take-Overs and Mergers, 1998, the Final Closing Date shall be a date not later than the sixtieth (60th) day from the despatch of the MNIH MGO offer document. Hence, there will be no further extensions beyond the Final Closing Date.

B8. Status of Corporate Proposals Announced but Not Completed (contd)

(e) Mandatory General Offer (contd)

As of the closed of the MNIB MGO on 24 January 2006, Sompo Japan Insurance Inc., being the only remaining shareholder in MNIB, has not accepted the MNIB MGO. Consequently, MNIH's shareholdings in MNIB remain at 98.59%.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A13 and A14.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A25.

B11. Changes in Material Litigation

The Group and the Bank do not have any material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Interim Dividend

There was no interim dividend declared during the quarter.

A8. Securities Held-for-trading/Dealing Securities

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
At Fair Value/Carrying Value				
Money Market Instruments:-				
Malaysian Government Securities	291,211	-	50,219	-
Malaysian Government Treasury Bills	114,995	49,124	114,995	49,124
Malaysian Government Investment Issues	350,084	5,037	155,000	-
Bank Negara Malaysia Bills and Notes	538,535	104,625	538,535	104,625
Bankers' Acceptances and	-			
Islamic Accepted Bills	22,076	23,257	-	-
Khazanah Bonds	4,315	25,621	-	-
Foreign Certificates of Deposits	-	84,577	-	-
Total Money Market Instruments	1,321,216	292,241	858,749	153,749
Quoted securities:				
Shares	1	1	-	-
Unquoted securities:				
Private and Islamic debt securities in M'sia	105,955	260,000	-	-
Foreign Islamic private debt securities	214,045	-	214,045	-
Foreign Public Authority and				
Private Debt Securities	-	76,868	-	76,868
	320,000	336,868	214,045	76,868
Sub-total	1,641,217	629,110	1,072,794	230,617

A9. Securities Available-for-sale/Investment Securities

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
At Fair Value/Carrying Value				
Money market instruments:-				
Malaysian Government Securities	2,454,846	3,502,028	1,869,810	3,353,236
Cagamas Bonds	2,055,529	1,933,153	1,638,571	1,519,651
Foreign Government Securities	1,676,031	1,573,922	1,621,002	1,253,116
Malaysian Government Treasury Bills	68,152	109,942	68,152	109,942
Malaysian Government Investment Issues	1,185,084	1,052,052	1,154,518	1,006,202
Bank Negara Malaysia Bills	98,636	-	-	-
Foreign Government Treasury Bills	1,065,142	902,147	955,938	801,883
Negotiable Instruments of Deposits	3,561,920	3,097,275	4,021,772	2,742,261
Bankers' Acceptances and Islamic Accepted Bills	3,189,646	2,154,227	3,189,646	843,630
Khazanah Bonds	812,183	761,441	668,109	624,497
Total Money Market Instruments	16,167,169	15,086,187	15,187,518	12,254,418
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	685,870	672,834	182,112	386,501
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	52,529	89,241	25,518	70,021
	738,399	762,075	207,630	456,522
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	799,017	1,509,136	503,694	959,430
Shares, trust units and loan stocks outside Malaysia	5,312	-	-	-
Private and Islamic Debt Securities in Malaysia	4,519,241	6,033,964	2,687,553	3,754,633
Malaysian Government Bonds	343,692	451,479	343,692	451,479
Foreign Government Bonds	43,639	38,127	43,639	38,127
Foreign Islamic and Private Debt Securities	4,681,621	4,979,759	4,287,331	4,861,376
Credit Link Note	-	190,000	-	190,000
Others	-	8,535	-	8,535
	10,392,522	13,211,000	7,865,909	10,263,580
Net amortisation of premiums	-	(90,209)	-	(100,916)
Accumulated impairment losses/provision for diminution in value	-	(1,337,147)	-	(976,044)
Sub-total	27,298,090	27,631,906	23,261,057	21,897,560

A10. Securities Held-To-Maturity

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
At Amortised Cost				
Money market instruments:-				
Malaysian Government Securities	2,187,449	-	2,125,171	-
Cagamas Bonds	494,991	-	232,381	-
Foreign Government Securities	203,311	-	3,401	-
Malaysian Government Investment Issues	183,127	-	180,771	-
Bank Negara Malaysia Bills	14,858	-	-	-
Negotiable Instruments of Deposits	859,525	-	-	-
Bankers' Acceptances and Islamic Accepted Bills	700,569	-	-	-
Khazanah Bonds	27,282	-	27,282	-
Total Money Market Instruments	4,671,112	-	2,569,006	-
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	1,236,475	-	230,099	-
Foreign Government Bonds	49,487	-	49,487	-
Foreign Islamic and Private Debt Securities	370,160	-	370,160	-
Credit Linked Note	188,975	-	188,975	-
Others	2,044	-	2,044	-
	1,847,141	-	840,765	-
Accumulated impairment losses	-	-	-	-
Sub-total	6,518,253	-	3,409,771	-
Total securities	35,457,560	28,261,016	27,743,622	22,128,177

A11. Loans, Advances and Financing

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Overdrafts	**13,355,085**	13,216,949	**13,333,904**	13,206,045
Term loans				
- Housing loans/financing	**24,609,965**	21,061,307	**24,543,083**	21,061,307
- Syndicated term loan/financing	**6,578,005**	6,306,295	**4,735,987**	4,004,830
- Hire purchase receivables	**22,233,550**	20,136,580	**22,233,550**	19,990,280
- Other term loans/financing	**35,315,379**	33,048,425	**33,862,880**	31,649,935
Credit card receivables	**2,120,580**	1,959,084	**2,120,580**	1,959,084
Bills receivables	**1,199,733**	1,538,344	**1,173,628**	1,532,907
Trust receipts	**2,657,605**	2,690,824	**2,648,196**	2,674,055
Claims on customers under acceptance credits	**12,012,383**	11,919,242	**11,984,117**	11,895,876
Loans/financing to banks and other financial institutions	**9,515,121**	10,776,303	**9,515,121**	10,776,303
Revolving credits	**11,581,338**	13,930,140	**11,581,338**	13,477,992
Staff loans	**909,884**	1,008,611	**863,614**	967,373
Housing loans to				
- Executive directors of the Bank	**404**	428	**404**	428
- Executive directors of subsidiaries	**1,302**	2,194	**1,302**	2,194
Others	**285,033**	265,654	**-**	-
	142,375,367	137,860,380	**138,597,704**	133,198,609
Unearned interest and income	**(11,966,242)**	(11,914,492)	**(11,931,463)**	(11,871,161)
Gross loans, advances and financing	**130,409,125**	125,945,888	**126,666,241**	121,327,448
Allowances for bad and doubtful debts and financing:				
- specific	**(3,849,818)**	(3,541,718)	**(3,534,555)**	(3,249,740)
- general	**(2,833,400)**	(2,810,356)	**(2,604,200)**	(2,596,076)
Net loans, advances and financing	**123,725,907**	119,593,814	**120,527,486**	115,481,632

A11. Loans, Advances and Financing (continued)

A11a. By type of customer

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Domestic operations:				
Domestic banking institutions	-	665	-	665
Domestic non-bank financial institutions				
- Stockbroking companies	348,545	204,047	348,545	204,047
- Others	9,183,103	10,586,762	9,166,360	10,569,169
Domestic business enterprise				
- Small and medium enterprise	22,315,997	20,794,134	22,315,997	20,772,772
- Others	19,487,189	20,000,292	19,416,426	19,859,385
Government and statutory bodies	411,873	1,118,981	409,208	1,115,370
Individuals	49,627,492	47,198,722	49,561,731	47,183,516
Other domestic entities	325,387	73,781	280,919	73,629
Foreign entities	233,619	444,041	227,962	388,012
	101,933,205	100,421,425	101,727,148	100,166,565
Labuan offshore	3,084,713	3,860,522	-	-
Total domestic operations	105,017,918	104,281,947	101,727,148	100,166,565
Overseas operations:				
Singapore	21,333,207	17,899,783	21,333,207	17,899,783
United States of America	783,813	570,893	783,813	570,893
United Kingdom	368,526	225,769	368,526	225,769
Hong Kong	1,421,358	1,388,034	1,421,358	1,388,034
Brunei	214,187	192,663	214,187	192,663
Vietnam	317,887	363,802	317,887	363,802
China	444,902	437,316	444,902	437,316
Cambodia	55,213	82,623	55,213	82,623
Papua New Guinea	25,654	30,684	-	-
Philippines	388,861	431,045	-	-
Indonesia	37,599	41,329	-	-
	25,391,207	21,663,941	24,939,093	21,160,883
	130,409,125	125,945,888	126,666,241	121,327,448

A11b. By interest/profit rate sensitivity

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Fixed rate				
- Housing loans/financing	12,953,912	11,471,746	12,916,146	11,432,672
- Hire purchase receivables	18,752,878	17,008,268	18,740,164	16,876,373
- Other fixed rate loans/financing	25,927,503	24,979,726	25,872,367	24,922,602
Variable rate				
- Base lending rate plus	42,650,107	41,577,203	42,513,055	41,360,396
- Cost plus	10,473,130	10,521,092	10,313,338	10,232,276
- Other variable rates	19,651,595	20,387,853	16,311,171	16,503,129
Gross loans, advances and financing	130,409,125	125,945,888	126,666,241	121,327,448

A11. Loans, Advances and Financing (continued)

A11c. Total loans by sector

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Domestic operations:				
Agriculture, hunting forestry and fishing	1,877,116	2,142,683	1,877,116	2,140,709
Mining and quarrying	195,414	172,044	195,414	166,989
Manufacturing	11,722,889	11,959,682	11,720,936	11,934,214
Electricity, gas and water	1,515,544	1,566,292	1,513,919	1,555,719
Construction	5,750,415	5,780,581	5,706,365	5,749,787
Real estate	1,633,130	1,594,165	1,631,787	1,568,985
Purchase of landed properties	30,858,515	29,496,138	30,857,918	29,462,321
(of which: - residential	24,511,808	23,739,516	24,511,211	23,705,699
- non-residential)	6,809,714	6,233,922	6,809,714	6,233,922
Less: Islamic housing loans sold to Cagamas	(463,007)	(477,300)	(463,007)	(477,300)
General commerce	8,727,784	8,204,501	8,725,444	8,148,918
Transport, storage and communication	1,405,776	1,217,629	1,404,905	1,193,348
Finance, insurance and business services	10,539,640	11,731,346	10,537,186	11,716,802
Purchase of securities	7,526,844	7,016,709	7,383,036	7,014,697
Purchase of transport vehicles	12,346,446	11,409,855	12,341,190	11,407,504
Less: Islamic loans sold to Cagamas	(226,083)	(270,216)	(226,083)	(270,216)
Consumption credit	4,690,306	4,421,089	4,690,266	4,418,289
Others	3,369,469	3,978,927	3,367,749	3,958,499
	101,933,205	100,421,425	101,727,148	100,166,565
Labuan Offshore	3,084,713	3,860,522	-	-
Total domestic operations	105,017,918	104,281,947	101,727,148	100,166,565
Overseas operations:				
Singapore	21,333,207	17,899,783	21,333,207	17,899,783
United States of America	783,813	570,893	783,813	570,893
United Kingdom	368,526	225,769	368,526	225,769
Hong Kong	1,421,358	1,388,034	1,421,358	1,388,034
Brunei	214,187	192,663	214,187	192663
Vietnam	317,887	363,802	317,887	363,802
China	444,902	437,316	444,902	437,316
Cambodia	55,213	82,623	55,213	82,623
Papua New Guinea	25,654	30,684	-	-
Philippines	388,861	431,045	-	-
Indonesia	37,599	41,329	-	-
	25,391,207	21,663,941	24,939,093	21,160,883
	130,409,125	125,945.888	126,666,241	121,327,448

A11. Loans, Advances and Financing (continued)

A11d. Non-performing loans by sector

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Domestic operations:				
Agriculture, hunting forestry and fishing	74,022	63,428	74,022	63,428
Mining and quarrying	4,275	3,756	4,275	3,756
Manufacturing	782,403	849,151	771,606	835,511
Electricity, gas and water	414,813	413,058	414,813	412,485
Construction	823,500	855,948	805,152	822,449
Real estate	218,680	244,480	188,565	212,070
Purchase of landed properties	3,510,638	3,417,953	3,510,314	3,417,630
(of which: - residential	2,871,392	2,770,423	2,871,068	2,770,100
- non-residential)	639,246	647,530	639,246	647,530
Wholesale and retail trade and restaurants and hotels	598,855	582,278	598,855	569,118
Transport, storage and communication	32,666	33,154	32,666	32,274
Finance, insurance and business services	358,009	360,464	358,009	360,464
Purchase of securities	410,988	439,428	334,537	354,261
Purchase of transport vehicles	251,965	223,896	251,964	223,896
Consumption credit	342,144	341,221	342,144	341,221
Others	463,428	474,098	446,803	450,347
	8,286,386	8,302,313	8,133,725	8,098,910
Labuan Offshore	313,523	325,355		-
Total domestic operations	8,599,909	8,627,668	8,133,725	8,098,910
Overseas operations:				
Singapore	648,698	684,835	648,698	684,834
United States of America	12,178	27,312	12,178	27,312
Hong Kong	36,727	115,381	36,727	115,381
Brunei	18,307	37,447	18,307	37,447
Vietnam	76,635	18,406	76,635	18,406
China	15,567	5,700	15,567	5,700
Cambodia	3,921	3,896	3,921	3,896
Papua New Guinea	5,368	5,592	-	-
Philippines	67,319	71,211	-	-
Indonesia	2,008	12,132	-	-
	886,728	981,912	812,033	892,976
	9,486,637	9,609,580	8,945,758	8,991,886

A11. Loans, Advances and Financing (continued)

A11e. Movement in non-performing loans, advances and financing ("NPL") are as follows:

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
At 1 July 2005/2004	9,609,580	10,397,446	8,991,886	8,062,241
Non-performing during the period/year	2,692,767	6,485,055	2,675,079	5,589,748
Reclassified as performing	(1,500,566)	(3,617,452)	(1,430,756)	(3,081,885)
Transferred/acquired from subsidiary	311	-	1,156	2,006,385
Recoveries	(956,510)	(1,730,420)	(954,239)	(1,784,644)
Amount written off	(383,859)	(1,954,142)	(361,473)	(1,828,805)
Loans converted to investment securities	(3,010)	(23,152)	(2,012)	(23,152)
Exchange differences	27,924	52,245	26,117	51,998
Closing balance	9,486,637	9,609,580	8,945,758	8,991,886
Specific allowance	(3,849,818)	(3,541,718)	(3,534,555)	(3,249,740)
Net non-performing loans, advances and financing	5,636,819	6,067,862	5,411,203	5,742,146
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	4.43%	4.93%	4.37%	4.83%

A11f. Movement in allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
General Allowance				
At 1 July 2005/2004	2,810,356	3,625,584	2,596,076	2,689,417
Allowance made during the period/year	36,385	22,934	19,766	-
Amount written back	(3,547)	(833,555)	-	(88,753)
Transfer from/(to) specific allowance	(5,806)	(7,289)	(12,618)	(7,237)
Exchange differences	(3,988)	2,682	976	2,649
Closing balance	2,833,400	2,810,356	2,604,200	2,596,076
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	2.23%	2.28%	2.10%	2.18%

A11g. Movement in allowance for bad and doubtful debts (and financing) accounts are as follows:(continued)

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Specific Allowance				
At 1 July 2005/2004	3,541,718	3,634,101	3,249,740	2,688,326
Allowance made during the period/year	1,080,150	2,641,324	1,014,474	2,124,527
Transferred/acquired from subsidiary	311	-	1,119	772,431
Amount written back in respect of recoveries	(377,524)	(707,911)	(359,731)	(430,957)
Amount written off	(372,638)	(1,949,754)	(361,473)	(1,828,805)
Amount transferred to accumulated impairment losses in value of securities	(2,012)	(23,152)	(2,012)	(23,152)
Transfer to restructured/rescheduled loans	(23,160)	(65,632)	(23,160)	(65,632)
Transfer (to)/from general allowance	5,806	7,289	12,618	7,237
Exchange differences	(2,833)	5,453	2,980	5,765
Closing balance	3,849,818	3,541,718	3,534,555	3,249,740

A12. Other Assets

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Interest/Income receivable	712,655	485,023	567,339	459,627
Other debtors, deposits and prepayments	1,371,147	1,023,970	685,545	479,448
Foreclosed properties	104,522	117,266	39,489	54,524
Investment properties	17,667	38,074	-	-
Derivatives	69,498	-	69,498	-
	2,275,489	1,664,333	1,361,871	993,599

A13. Deposits from Customers

	Group 31 December 2005	Group 30 June 2005	Bank 31 December 2005	Bank 30 June 2005
Fixed deposits and negotiable instruments of deposits				
- One year or less	80,473,488	78,743,307	68,812,055	66,983,183
- More than one year	3,003,338	3,373,895	2,775,465	3,157,274
Savings deposits	23,539,008	22,947,897	23,302,333	22,697,326
Demand deposits	25,372,277	26,002,946	26,106,270	25,437,930
	132,388,111	131,068,045	120,996,123	118,275,713
By type of customer				
Government and statutory bodies	6,248,216	8,147,680	5,929,259	5,064,055
Business enterprise	55,745,928	52,297,166	45,852,601	43,737,516
Individuals	64,935,858	63,788,782	64,980,325	63,411,919
Others	5,458,109	6,834,417	4,233,938	6,062,223
	132,388,111	131,068,045	120,996,123	118,275,713

A14. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group 31 December 2005	Group 30 June 2005	Bank 31 December 2005	Bank 30 June 2005
Licensed banks	14,298,267	13,258,419	17,011,278	15,804,783
Licensed finance companies	68,523	303,427	68,523	54,113
Licensed merchant banks	96,030	9,998	96,030	9,998
Licensed discount houses	109,600	94,600	109,600	94,600
Other financial institutions	4,329,875	4,694,738	3,946,618	3,910,700
	18,902,295	18,361,182	21,232,049	19,874,194
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	14,584,118	14,644,226	17,330,042	16,157,238
- More than one year	4,318,177	3,716,956	3,902,007	3,716,956
	18,902,295	18,361,182	21,232,049	19,874,194
Subordinated obligations				
Unsecured				
- less than one year	610,000	[1] 950,000	610,000	[1] 950,000
- more than one year	[2] 2,436,210	[2] 2,054,000	[2] 2,436,210	[2] 2,054,000

[1] Subordinated Notes of USD250 million.

[2] Includes Subordinated Notes of USD380 million.

A15. Other Liabilities

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Interest/Profit payable	800,702	726,507	775,380	710,358
Provision for outstanding claims	426,304	191,190	-	-
Unearned premium reserves	270,600	109,969	-	-
Provision for commitments and contingencies	7,208	7,208	-	-
Profit Equalisation Reserves	219,506	250,839	211,339	238,604
Provisions and accruals	617,056	421,271	498,034	518,443
Due to brokers and clients	335,314	115,183	-	-
Deposits and other creditors	1,201,988	1,307,975	1,812,531	1,672,998
Derivatives	138,803	-	140,635	-
	4,017,481	3,130,142	3,437,919	3,140,403

A16. Interest Income

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,754,732	1,343,548	3,157,544	2,599,444
- Recoveries from NPLs	91,254	86,674	175,670	197,525
Money at call and deposit placements with financial institutions	271,986	249,581	564,988	503,735
Securities held-for-trading/dealing securities	34,930	20,339	76,752	41,098
Securities available-for-sale/investment securities	268,630	270,662	522,073	540,798
Securities held-to-maturity	6,894	-	16,009	-
Others	-	8,660	-	8,660
	2,428,426	1,979,464	4,513,036	3,891,260
Amortisation of premium less accretion of discount	(14,363)	(22,227)	(20,710)	(42,620)
Interest income suspended	(328,814)	(26,353)	(347,165)	(45,405)
	2,085,249	1,930,884	4,145,161	3,803,235
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,381,553	1,219,765	2,718,761	2,145,130
- Recoveries from NPLs	89,753	135,307	172,812	206,480
Money at call and deposit placements with financial institutions	258,393	239,003	517,363	469,133
Securities held-for-trading/dealing securities	32,846	16,507	67,437	27,202
Securities available-for-sale/investment securities	229,543	217,178	427,006	427,932
Securities held-to-maturity	1,820	-	6,136	-
Others	-	-	-	-
	1,993,908	1,827,760	3,909,515	3,275,877
Amortisation of premium less accretion of discount	(14,132)	(22,874)	(24,402)	(45,752)
Interest income suspended	(15,617)	(19,440)	(32,415)	(29,659)
	1,964,159	1,785,446	3,852,698	3,200,466

A17. Interest Expense

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Group				
Deposits and placements of banks and other financial institutions	237,238	128,794	453,958	251,078
Deposits from customers	685,539	612,482	1,333,007	1,199,565
Loans sold to Cagamas	46,519	64,925	94,856	135,419
Subordinated notes	12,016	46,746	58,267	94,650
Others	8,026	9,282	8,026	15,116
	989,338	862,229	1,948,114	1,695,828
Bank				
Deposits and placements of banks and other financial institutions	207,295	121,468	384,921	226,450
Deposits from customers	638,828	545,403	1,229,824	997,694
Loans sold to Cagamas	46,518	64,925	94,856	94,650
Subordinated notes	30,863	47,992	75,641	95,895
Others	(7,352)	2,582	(6,114)	3,615
	916,152	782,370	1,779,128	1,418,304

A18. Other Operating Income

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Group				
(a) Fee income:				
Commissions	109,852	115,696	231,412	223,517
Service charges and fees	125,736	127,143	260,227	237,870
Guarantee fees	19,848	18,868	42,409	38,487
Net brokerage and commissions from stock broking activities	9,607	19,577	21,157	33,583
Other fee income	17,385	11,469	32,309	22,191
	282,428	292,753	587,514	555,648
(b) Gain/loss arising from sale of securities:				
Net gain from sale of securities held-for-trading/dealing securities	(29,671)	17,425	9,908	19,508
Net gain from sale of securities available-for-sale/investment securities	76,851	118,508	179,866	181,321
	47,180	135,933	189,774	200,829
(c) Gross dividend from:				
Securities available-for-sale/investment securities	6,570	1,879	6,570	3,777
	6,570	1,879	6,570	3,777
(d) Unrealised gains/(losses) on revaluation of securities held-for-trading and derivatives	163,575	-	148,920	-
Write back of impairment losses on securities	(14,952)	18,040	22,238	52,774
	148,623	18,040	171,158	52,774
(e) Other income:				
Foreign exchange profit/(loss)				
- Realised	89,247	108,647	172,247	189,777
- Unrealised	1,870	(17,559)	24,629	(8,734)
Net premiums written	68,153	62,829	132,665	118,606
Rental Income	5,320	3,083	9,825	5,774
Gains on disposal of property, plant	-			
and equipment	100	2,520	100	3,[illegible]
Gain on disposal of foreclosed	-			
properties	15,000	(209)	15,347	406
Others	10,112	13,314	28,769	34,557
	189,802	172,625	383,582	343,892
Total other operating income	674,603	621,230	1,338,598	1,156,920

A18. **Other Operating Income** (continued)

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Bank				
(a) Fee income:				
Commissions	130,285	128,577	258,884	242,510
Service charges and fees	110,359	102,428	227,923	191,415
Guarantee fees	19,610	18,453	42,088	37,484
Other fee income	7,288	7,133	13,146	12,840
	267,542	256,591	542,041	484,249
(b) Gain/(loss) arising from sale of securities:				
Net gain from sale of securities held-for-trading/dealing securities	(32,453)	441	(9,547)	744
Net gain/(loss) from sale of securities available-for-sale/investment securities	40,474	111,975	136,670	155,503
Net gain from sale of associated company	-	-	4,320	-
	8,021	112,416	131,443	156,247
(c) Gross dividend income from:				
Securities available-for-sale/investment securities	1,402	1,149	3,084	1,165
Subsidiary companies	74,763	2,155,875	74,763	2,918,375
	76,165	2,157,024	77,847	2,919,540
(d) Unrealised gains/(losses) on revaluation of securities held-for-trading and derivatives/ provision for diminution in value	164,015	14,810	163,922	42,688
Write back of impairment losses on securities	639	-	32,664	-
	164,654	14,810	196,586	42,688
(e) Other income:				
Foreign exchange profit/(loss)				
- Realised	84,012	106,063	167,012	187,193
- Unrealised	5,527	(16,343)	24,629	(8,734)
Rental Income	3,838	3,221	8,459	6,411
Gain on disposal of property and equipment (net)	(507)	2,661	(507)	3,736
Gain on disposal of foreclosed properties	14,905	-	14,905	-
Others	17,493	12,314	33,709	26,254
	125,268	107,916	248,207	214,860
Total other operating income	641,650	2,648,757	1,196,124	3,817,584

A19. Other Operating Expenses

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Group				
Personnel costs				
- Salaries, allowances and bonuses	284,853	275,497	558,503	522,283
- Pension costs	42,336	40,056	81,925	75,750
- Others	42,439	21,991	84,142	59,638
Establishment costs				
- Depreciation	43,590	52,018	87,688	89,942
- Rental	14,287	12,989	28,616	27,938
- Repairs and manitenance of property, plant and equipment	30,792	12,949	59,145	38,082
- Information technology expenses	57,280	64,231	95,502	123,414
- Others	1,563	26,715	8,092	30,438
Marketing expenses				
- Advertisement and publicity	62,958	13,022	122,091	52,201
- Others	8,438	29,928	16,572	35,271
Administration and general expenses				
- Fees and brokerage	59,265	33,186	131,978	102,034
- Administrative expenses	47,829	58,518	98,291	98,797
- General expenses	36,280	44,002	65,384	71,662
- Claims incurred	20,849	25,328	49,700	46,388
- Others	11,553	18,638	19,855	28,713
	764,312	729,068	1,507,484	1,402,551
Bank				
Personnel costs				
- Salaries, allowances and bonuses	262,305	248,543	518,376	450,930
- Pension costs	39,739	37,203	76,660	67,119
- Others	40,042	24,299	72,244	50,843
Establishment costs				
- Depreciation	39,092	40,399	78,404	74,491
- Rental	15,298	16,112	28,469	29,903
- Repairs and manitenance of property, plant and equipment	26,114	5,420	52,427	18,123
- Information technology expenses	54,265	48,114	89,771	105,863
- Others	1,373	19,740	5,466	21,025
Marketing expenses				
- Advertisement and publicity	50,444	29,036	96,056	52,846
- Others	13,437	3,597	26,326	16,484
Administration and general expenses				
- Fees and brokerage	56,481	65,311	127,765	118,654
- Administrative expenses	60,431	45,011	112,716	80,289
- General expenses	19,009	30,790	40,691	56,617
- Others	11,637	9,748	19,936	18,385
	689,667	623,323	1,345,307	1,161,572

A20. **Allowance for Losses on Loans, Advances and Financing**

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance (net)	23,754	(34,007)	32,838	(11,392)
- specific allowance	496,370	426,730	1,080,150	921,956
- specific allowance written back	(122,479)	(102,382)	(377,524)	(298,816)
Net write back of allowance in share broking activities	-	-		-
Bad debts and financing written off	40,439	4,065	91,909	5,703
Bad debts and financing recovered	(115,651)	(165,925)	(229,341)	(220,778)
	322,433	128,481	598,032	396,673
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance (net)	24,200	(42,889)	19,766	522,549
- specific allowance	466,556	423,641	1,014,473	725,029
- specific allowance written back	(118,009)	(92,459)	(359,731)	(190,558)
Net write back of allowance in share broking activities	-	-	-	-
Bad debts and financing written off	41,033	3,756	92,503	4,020
Bad debts and financing recovered	(124,604)	(154,576)	(219,719)	(179,723)
	289,176	137,473	547,292	881,317

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A21. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	6,021,184	4,666,730	234,784	226,720	171,552	132,620	30,695	41,197	-	-	6,458,215	5,067,267
Inter-segment revenue	211,188	2,978,885	39,593	17,412	130,176	42,805	6,593	12,630	(387,550)	(3,051,732)	-	-
Total revenue	6,232,372	7,645,615	274,377	244,132	301,728	175,425	37,288	53,827	(387,550)	(3,051,732)	6,458,215	5,067,267
Result												
Segment results	2,766,200	5,127,653	111,138	97,148	174,862	79,013	(15,826)	25,124	(224,648)	(2,966,959)	2,811,726	2,361,979
Finance costs	(347,165)	(187,579)	-	(4,309)	-	-	-	-	-	-	(347,165)	(191,888)
Operating profit	2,419,035	4,940,074	111,138	92,839	174,862	79,013	(15,826)	25,124	(224,648)	(2,966,959)	2,464,561	2,170,091
Loan loss and provision	(600,603)	(397,696)	3,115	1,523	(544)	-	-	(500)	-	-	(598,032)	(396,673)
Share of net profits of associates	-	-	-	-	-	-	(45)	922	-	-	(45)	922
Profit before taxation	1,818,432	4,542,378	114,253	94,362	174,318	79,013	(15,871)	25,546	(224,648)	(2,966,959)	1,866,484	1,774,340
Taxation & Zakat	(509,980)	(1,283,004)	(39,812)	(28,456)	(42,764)	(14,511)	(4,857)	(4,651)	51,411	828,163	(546,002)	(502,459)
Profit after taxation and zakat	1,308,452	3,259,374	74,441	65,906	131,554	64,502	(20,728)	20,895	(173,237)	(2,138,796)	1,320,482	1,271,881
Minority interest	-	-	-	-	-	-	-	-	-	-	(13,458)	(23,319)
Net profit for the year	1,308,452	3,259,374	74,441	65,906	131,554	64,502	(20,728)	20,895	(173,237)	(2,138,796)	1,307,024	1,248,562
OTHER INFORMATION												
Capital expenditure	69,488	72,972	490	3,372	821	304	88	2,585	-	-	70,887	79,233
Depreciation	80,026	74,928	3,092	2,968	3,261	4,025	1,309	750	-	-	87,688	82,671
Non-cash expenses/(income) other than depreciation	338,840	190,042	(7,945)	23,552	(4,120)	(5,579)	18,883	-	-	-	345,658	208,015
	Dec 2005	June 2005	Dec 2005	June 2005	Dec 2005	June 2005	Dec 2005	June 2005	Dec 2005	June 2005	Dec 2005	June 2005
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES												
Segment assets	195,220,934	187,080,016	10,794,072	10,973,432	15,513,544	5,283,241	278,589	298,022	(12,876,508)	(11,759,499)	208,930,631	191,875,212
Investment in associates companies	5,594	6,164	-	-	-	-	781	13,884	-	-	6,375	20,048
Total assets	195,226,528	187,086,180	10,794,072	10,973,432	15,513,544	5,283,241	279,370	311,906	(12,876,508)	(11,759,499)	208,937,006	191,895,260
Total segment liabilities	177,920,936	170,141,103	9,380,736	9,584,975	12,156,828	3,950,914	166,547	166,828	(8,471,833)	(8,802,313)	191,153,214	175,041,507

GEOGRAPHICAL SEGMENT

	Revenue from external Customers		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	June 2005
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	5,753,110	7,388,474	1,832,063	4,595,856	63,684	50,718	186,928,792	172,260,910
Singapore	700,870	447,803	169,088	87,352	6,392	25,683	25,579,370	21,764,859
Other locations	391,785	282,722	89,981	58,091	811	2,832	9,305,352	9,628,990
	6,845,765	8,118,999	2,091,132	4,741,299	70,887	79,233	221,813,514	203,654,759
Eliminations	(387,550)	(3,051,732)	(224,[illegible]	(2,966,959)	-	-	(12,876,508)	(11,759,499)
Consolidated	6,458,215	5,067,267	1,866,[illegible]	1,774,340	70,887	79,233	208,937,006	191,895,260

A25. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

	As at 31 December 2005			As at 30 June 2005		
	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000
Group						
Direct credit substitutes	5,421,172	5,421,172	5,215,808	5,320,687	5,320,687	5,148,704
Certain transaction-related contingent items	6,250,552	3,125,276	2,957,513	5,975,347	2,987,673	2,810,889
Short-term self-liquidating trade-related contingencies	7,843,606	1,568,721	899,629	8,027,254	1,605,451	475,399
Islamic housing and hire purchase loans sold to Cagamas Berhad	689,090	689,090	496,127	747,516	747,516	508,866
Obligations under underwriting agreements	892,776	446,388	446,388	393,537	196,769	196,769
Irrevocable commitments to extend credit:						
- maturity within one year	46,914,497	-	-	39,382,518	-	-
- maturity exceeding one year	6,363,427	3,181,714	1,967,800	5,349,646	2,674,823	1,939,408
Foreign exchange related contracts:						
- less than one year	14,692,614	137,290	105,406	25,495,197	239,934	90,393
- one year to less than five years	221,927	11,708	-	219,892	10,803	-
- five years and above	-	-	-	7,461	-	-
Interest rate related contracts:						
- less than one year	7,666,553	96,414	28,725	6,856,875	97,558	14,825
- one year to less than five years	8,123,366	264,285	46,860	7,156,136	296,026	51,438
- five years and above	2,551,010	255,099	29,541	2,266,263	232,562	36,429
Miscellaneous	2,195,349	-	-	2,253,492	-	
	109,825,939	15,197,157	12,193,797	109,451,821	14,409,802	11,273,120

A25. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	Notional Amount RM'000	As at 31 December 2005 Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000	Notional Amount RM'000	As at 30 June 2005 Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000
Direct credit substitutes	4,595,144	4,595,144	4,520,103	4,486,618	4,486,618	4,430,077
Certain transaction-related contingent items	6,229,578	3,114,789	2,948,641	5,965,051	2,982,526	2,808,122
Short-term self-liquidating trade-related contingencies	7,831,410	1,566,282	898,142	8,006,585	1,601,317	475,177
Islamic housing and hire purchase loans sold to Cagamas Berhad	689,090	689,090	496,127	747,516	747,516	508,866
Obligations under underwriting agreements	276,776	138,388	138,388	262,429	131,215	131,215
Irrevocable commitments to extend credit:						
- maturity within one year	46,876,225	-	-	39,030,173	-	-
- maturity exceeding one year	6,225,738	3,112,869	1,898,955	5,318,584	2,659,292	1,923,877
Foreign exchange related contracts:						
- less than one year	14,573,178	137,134	105,273	25,495,197	239,934	90,393
- one year to less than five years	221,927	11,474	-	208,960	10,803	-
Interest rate related contracts:						
- less than one year	7,571,972	94,650	26,950	6,586,077	94,520	14,597
- one year to less than five years	7,932,542	261,774	44,315	7,027,515	293,750	45,364
- five years and above	2,523,991	254,599	28,954	2,235,793	230,391	35,579
Miscellaneous	2,193,673	-	-	2,245,253	-	
	107,741,244	13,976,193	11,105,848	107,615,751	13,477,882	10,463,267

* The credit equivalent amount is arrived at using the credit conversion factors as specified by Bank Negara Malaysia.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk

Group As at 31 December 2005	Non trading book: Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	17,532,195	5,094	3,000	-	-	3,656,283	-	21,196,572	3.21
Deposits and placements with banks and other financial institutions	659,830	4,761,631	2,168,047	57,222	-	571,610	-	8,218,340	3.10
Securities purchased under resale								-	
agreements	121,685	744,858	99,373	-	-	-	-	965,916	2.99
Securities	319,542	584,560	2,345,720	2,533,903	1,294,276	398,363	27,981,197	35,457,561	4.17
Loans, advances and financing								-	
- performing	40,001,625	21,337,622	12,204,802	14,163,695	25,226,562	7,926,765	-	120,861,071	6.40
- non-performing*	-	-	-	-	-	2,864,836	-	2,864,836	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	11,000,471	-	11,000,471	-
Other non-interest sensitive balances	-	-	-	-	-	8,372,239		8,372,239	-
TOTAL ASSETS	58,634,877	27,433,765	16,820,942	16,754,820	26,520,838	34,790,567	27,981,197	208,937,006	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Group As at 31 December 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	58,688,550	13,011,980	24,376,126	1,065,140	246,044	35,000,271	-	132,388,111	2.52
Deposits and placements with banks and other financial institutions	9,984,458	1,645,970	2,339,574	2,075,179	852,711	2,004,403	-	18,902,295	2.48
Obligations on securities sold under repurchase agreements	11,876,330	488,778	3,428	-	-	-	-	12,368,536	2.51
Bills and acceptances payable	814,482	651,928	255,259	-	-	1,907,954	-	3,629,623	2.84
Recourse obligations on loans sold to Cagamas	-	-	474,687	4,100,327	-	-	-	4,575,014	4.14
Subordinated notes	-	-	610,000	2,436,210	-	-	-	3,046,210	5.64
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	510,445		510,445	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	10,490,026		10,490,026	-
Other non-interest sensitive balances	-	-	-	-	-	5,242,954		5,242,954	-
Total Liabilities	81,363,820	15,798,656	28,059,074	9,676,856	1,098,755	55,156,053	-	191,153,214	
Shareholders' equity	-	-	-	-	-	16,811,647		16,811,647	
Minority interests	-	-	-	-	-	972,145		972,145	
Total Liabilities and Shareholders' Equity	81,363,820	15,798,656	28,059,074	9,676,856	1,098,755	72,939,845	-	208,937,006	
On-balance sheet interest sensitivity gap	(22,728,943)	11,635,109	(11,238,132)	7,077,964	25,422,083	(38,149,278)	27,981,197	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,396,391)	286,992	(130,445)	(713,944)	1,953,788	-	-	-	
Total interest sensitivity gap	(24,125,334)	11,922,101	(11,368,577)	6,364,020	27,375,871	(38,149,278)	27,981,197	-	

* This is arrived at after deducting the general allowance a[illegible] specific allowance from the outstanding non-performing loans.

A26. **Interest/Profit Rate Risk (contd)**

Group As at 30 June 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non- interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	18,253,501	-	-	-	-	4,342,943	-	22,596,444	2.87
Deposits and placements with								-	
banks and other financial								-	
institutions	134,438	7,587,548	1,015,314	8,287	60,307	518,902	-	9,324,796	2.92
Securities purchased under resale								-	
agreements	197,481	102,376	-	-	-	-	-	299,857	1.28
Dealing securities	104,378	70,317	163,756	25,000	240,038	25,621	-	629,110	4.32
Investment securities	2,760,802	2,706,484	2,158,235	9,559,315	5,702,042	4,745,028	-	27,631,906	4.01
Loans, advances and financing								-	
- performing	34,517,481	21,693,037	12,831,875	11,424,879	20,220,528	15,648,508	-	116,336,308	6.30
- non-performing*	-	-	-	-	-	3,257,506	-	3,257,506	-
Life, general takaful and family									
takaful fund assets	-	-	-	-	-	3,600,656	-	3,600,656	-
Other non-interest sensitive									
balances	-	-	-	-	-	8,218,677	-	8,218,677	-
TOTAL ASSETS	55,968,081	32,159,762	16,169,180	21,017,481	26,222,915	40,357,841	-	191,895,260	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. **Interest/Profit Rate Risk** (contd)

Group As at 30 June 2005	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	58,777,116	12,708,896	22,628,629	1,947,719	160,918	34,844,767	-	131,068,045	2.21
Deposits and placements with banks and other financial institutions	6,980,048	3,671,226	1,673,411	1,874,297	603,937	3,558,263	-	18,361,182	2.62
Obligations on securities sold under repurchase agreements	7,051,486	339,742	236,217	250	-	-	-	7,627,695	2.53
Bills and acceptances payable	131,317	48,432	76,564	-	-	2,101,811	-	2,358,124	2.98
Recourse obligations on loans sold to Cagamas	-	507,620	484,357	3,998,796	-	-	-	4,990,773	4.39
Subordinated notes	-	950,000	610,000	1,444,000	-	-	-	3,004,000	6.34
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	120,506	-	120,506	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	3,480,150	-	3,480,150	-
Other non-interest sensitive balances	-	-	-	-	-	4,031,032	-	4,031,032	-
Total Liabilities	72,939,967	18,225,916	25,709,178	9,265,062	764,855	48,136,529	-	175,041,507	
Shareholders' equity	-	-	-	-	-	16,401,309		16,401,309	
Minority interests	-	-	-	-	-	452,444		452,444	
Total Liabilities and Shareholders' Equity	72,939,967	18,225,916	25,709,178	9,265,062	764,855	64,990,282	-	191,895,260	
On-balance sheet interest sensitivity gap	(16,971,886)	13,933,846	(9,539,998)	11,752,419	25,458,060	(24,632,441)	-	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,400	5,322,571	(912,736)	(3,272,400)	(2,039,835)	-	-	-	
Total interest sensitivity gap	(16,069,486)	19,256,417	(10,452,734)	8,480,019	23,418,225	(24,632,441)	-	-	

* This is arrived at after deducting the general allowance ' specific allowance from the outstanding non-performing loans.

A26. Interest/Profit Rate Risk (contd)

Bank As at 31 December 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	15,575,217	-	-	-	-	3,550,577	-	19,125,794	3.20
Deposits and placements with banks and other financial institutions	447,173	4,268,400	2,066,078	-	-	467,578	-	7,249,229	3.10
Securities purchased under resale agreements	118,857	746,938	99,373	-	-	-	-	965,168	2.99
Securities	-	62,129	920,814	1,769,140	655,645	2,044	24,333,850	27,743,622	4.16
Loans, advances and financing									
- performing	38,546,586	20,417,365	11,380,703	13,958,482	25,513,409	7,903,938	-	117,720,483	6.34
- non-performing*	-	-	-	-	-	2,807,003	-	2,807,003	-
Other non-interest sensitive balances	-	-	-	-	-	9,574,801	-	9,574,801	-
TOTAL ASSETS	54,687,833	25,494,832	14,466,968	15,727,622	26,169,054	24,305,941	24,333,850	185,186,100	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Bank **As at 31 December 2005**	Non trading book **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	49,180,357	11,360,261	23,508,623	1,014,854	85,126	35,846,902	-	120,996,123	2.52
Deposits and placements with								-	
banks and other financial								-	
institutions	12,334,287	1,626,211	2,339,574	2,075,179	852,711	2,004,087	-	21,232,049	2.47
Obligations on securities sold								-	
under repurchase agreements	11,230,411	488,525	3,428	-	-	-	-	11,722,364	2.48
Bills and acceptances payable	808,829	635,369	255,259	-	-	1,989,118	-	3,688,575	2.84
Recourse obligations on loans								-	
sold to Cagamas	-	-	474,687	4,100,327	-	-	-	4,575,014	4.14
Subordinated notes	-	-	610,000	2,436,210	-	-	-	3,046,210	5.64
Other non-interest sensitive								-	
balances	-	-	-	-	-	4,427,586	-	4,427,586	-
Total Liabilities	73,553,884	14,110,366	27,191,571	9,626,570	937,837	44,267,693	-	169,687,921	
Shareholders' equity	-	-	-	-	-	15,498,179	-	15,498,179	
Total Liabilities and Shareholders' Equity	73,553,884	14,110,366	27,191,571	9,626,570	937,837	59,765,872	-	185,186,100	
On-balance sheet interest sensitivity gap	(18,866,051)	11,384,466	(12,724,603)	6,101,052	25,231,217	(35,459,931)	24,333,850	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,396,391)	268,964	(130,445)	(695,916)	1,953,788	-	-	-	
Total interest sensitivity gap	(20,262,442)	11,653,430	(12,855,048)	5,405,136	27,185,005	(35,459,931)	24,333,850	-	

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A26. **Interest/Profit Rate Risk (contd)**

Bank As at 30 June 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	14,516,549	-	-	-	-	3,962,855	-	18,479,404	2.78
Deposits and placements with banks and other financial institutions	121,317	7,530,271	1,927,650	7,897	-	388,601	-	9,975,736	2.92
Securities purchased under resale agreements	194,495	102,376	-	-	-	-	-	296,871	1.27
Dealing securities	10,704	56,158	163,755	-	-	-		230,617	2.64
Investment securities	1,879,753	1,637,198	1,245,340	7,792,324	5,080,108	4,262,837	-	21,897,560	3.96
Loans, advances and financing								-	
- performing	32,888,392	20,182,258	12,170,515	11,256,094	20,189,618	15,648,685	-	112,335,562	6.33
- non-performing*	-	-	-	-	-	3,146,070	-	3,146,070	-
Other non-interest sensitive balances	-	-	-	-	-	9,072,893	-	9,072,893	-
TOTAL ASSETS	49,611,210	29,508,261	15,507,260	19,056,315	25,269,726	36,481,941	-	175,434,713	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. **Interest/Profit Rate Risk (contd)**

Bank **As at 30 June 2005**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	48,017,028	10,960,635	22,541,627	1,898,414	-	34,858,009	-	118,275,713	2.10
Deposits and placements with banks and other financial institutions	8,150,273	3,957,420	1,728,807	1,874,297	603,937	3,559,460	-	19,874,194	2.48
Obligations on securities sold under repurchase agreements	6,846,060	339,742	236,217	250	-	-		7,422,269	2.53
Bills and acceptances payable	249,839	193,568	175,460	-	-	2,073,701	-	2,692,568	2.69
Recourse obligations on loans sold to Cagamas	-	507,620	484,357	3,998,796	-	-	-	4,990,773	4.39
Subordinated notes	-	950,000	610,000	1,444,000	-	-	-	3,004,000	6.34
Other non-interest sensitive balances	-	-	-	-	-	3,995,917	-	3,995,917	-
Total Liabilities	63,263,200	16,908,985	25,776,468	9,215,757	603,937	44,487,087	-	160,255,434	
Shareholders' equity	-	-	-	-	-	15,179,279	-	15,179,279	
Total Liabilities and Shareholders' Equity	63,263,200	16,908,985	25,776,468	9,215,757	603,937	59,666,366	-	175,434,713	
On-balance sheet interest sensitivity gap	(13,651,990)	12,599,276	(10,269,208)	9,840,558	24,665,789	(23,184,425)	-	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,399	5,322,571	(912,735)	(3,272,400)	(2,039,835)	-	-	-	
Total interest sensitivity gap	(12,749,591)	17,921,847	(11,181,943)	6,568,158	22,625,954	(23,184,425)	-	-	

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A27. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Before deducting interim devidends:				
Core capital ratio	10.04%	11.45%	9.51%	11.07%
Risk-weighted capital ratio	14.10%	15.02%	12.36%	13.86%
After deducting interim devidends:				
Core capital ratio	9.10%	10.27%	8.52%	9.81%
Risk-weighted capital ratio	13.16%	13.84%	11.38%	12.61%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	3,781,290	3,721,053	3,781,290	3,721,053
Share premium	2,004,448	1,501,117	2,004,448	1,501,117
Other reserves [1]	9,492,350	11,114,651	8,245,380	9,867,691
Tier I minority interest	227,743	215,226	-	-
Less: Deferred tax assets [1]	(963,946)	(963,946)	(911,753)	(911,753)
Total Tier I capital	14,541,885	15,588,101	13,119,365	14,178,108
Tier II capital				
Subordinated obligations	3,046,210	2,054,000	3,046,210	2,054,000
General allowance for bad and doubtful debts	2,833,400	2,810,356	2,604,200	2,596,076
Total Tier II capital	5,879,610	4,864,356	5,650,410	4,650,076
Total capital	20,421,495	20,452,457	18,769,775	18,828,184
Less: Investment in subsidiary companies [2]	-	-	(1,712,790)	(1,075,978)
Capital base	20,421,495	20,452,457	17,056,985	17,752,206

[1] Under Bank Negara Guidelines, unaudited profits (which includes deferred tax) are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad (formerly known as Mayban Finance Berhad) of RM840.0 million as its business, assets and liabilities have been transferred to the Bank.

A28. Operations of Islamic Banking

A28a. Unaudited Balance Sheets as at 31 December 2005

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
ASSETS				
Cash and short-term funds	1,640,203	2,644,671	1,450,264	2,264,460
Deposits and placements with banks and other financial institutions	524,270	467,066	467,578	340,990
Securities	2,853,281	3,401,307	2,495,501	3,019,940
Financing, advances and other loans	16,852,311	16,052,758	16,852,311	16,052,758
Other assets	10,176	14,176	5,791	9,543
Deferred tax assets	229,584	235,516	226,380	230,410
Total Assets	22,109,825	22,815,494	21,497,825	21,918,101
LIABILITIES AND ISLAMIC BANKING FUNDS				
Deposits from customers	14,534,391	15,335,991	14,383,155	15,044,70.
Deposit and placements of banks and other financial institutions	1,857,379	3,140,408	1,767,249	3,125,900
Bills and acceptances payable	1,005,417	1,191,359	1,005,417	1,191,359
Other liabilities	1,793,196	1,169,572	1,784,731	1,156,729
Provision for tax expense and zakat	83,934	171,593	82,917	165,017
Subordinated bonds	1,000,000	-	1,000,000	-
Total Liabilities	20,274,317	21,008,923	20,023,469	20,683,708
Islamic Banking Funds	1,835,508	1,806,571	1,474,356	1,234,393
Total Liabilities and Islamic Banking Funds	22,109,825	22,815,494	21,497,825	21,918,101
COMMITMENTS AND CONTINGENCIES	1,828,870	3,194,904	1,828,870	3,194,904

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A28b. Unaudited Income Statements for the 2nd Quarter and Six Months Ended 31 December 2005

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Group				
Income derived from investment of depositors' funds	298,982	322,985	608,307	589,247
Allowance for losses on financing, advances and other loans	(43,948)	57,369	(79,312)	(22,999)
Transfer from/(to) profit equalisation reserve	31,899	(56,118)	31,333	(76,690)
Other expenses directly attributable to depositors and Islamic Banking Funds	(6,388)	(7,132)	(12,586)	(11,686)
Total attributable income	280,545	317,104	547,742	477,872
Income attributable to the depositors	(105,943)	(132,903)	(223,791)	(225,846)
Income attributable to the reporting institution	174,602	184,201	323,951	252,026
Income derived from investment of depositors' funds	17,357	15,925	33,138	27,743
Total net income	191,959	200,126	357,089	279,769
Other operating expenses	(5,855)	(423)	(11,568)	(6,139)
Profit before zakat and tax expense	186,104	199,703	345,521	273,630
Zakat	(18)	-	(86)	-
Tax expense	(48,283)	(55,463)	(88,635)	(76,098)
Net profit for the financial period	137,803	144,240	256,800	197,532

A28b. Unaudited Income Statements for the 2nd Quarter and Six Months Ended 31 December 2005

	2nd Quarter ended		Six months ended	
	31 December 2005 RM'000	31 December 2004 RM'000	31 December 2005 RM'000	31 December 2004 RM'000
Bank				
Income derived from investment of depositors' funds	294,620	285,856	594,425	498,357
Allowance for losses on financing, advances and other loans	(41,949)	(80,751)	(81,313)	(146,981)
Transfer from/(to) profit equalisation reserve	28,644	(55,893)	27,265	(74,225)
Other expenses directly attributable to depositors and Islamic Banking Funds	(5,331)	(5,929)	(11,351)	(10,483)
Total attributable income	275,984	143,283	529,026	266,668
Income attributable to the depositors	(104,756)	(105,642)	(220,945)	(194,046)
Income attributable to the reporting institution	171,228	37,641	308,081	72,622
Income derived from investment of Islamic Banking Funds	17,276	15,223	33,056	27,037
Total net income	188,504	52,864	341,137	99,659
Other operating expenses	(9,065)	(1,523)	(14,678)	(6,139)
Profit before zakat and tax expense	179,439	51,341	326,459	93,520
Tax expense	(47,584)	(3,534)	(86,030)	(15,234)
Net profit for the financial period	131,855	47,807	240,429	78,286

A28c. Financing, Advances and Other Loans

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Overdrafts	1,292,055	1,260,198	1,292,055	1,260,198
Term financing	18,030,243	18,346,671	18,030,243	18,346,671
Trust receipts	163,683	3,159,755	163,683	3,159,755
Hire purchase receivables	3,972,261	208,811	3,972,261	208,811
Other financing	3,571,899	3,318,393	3,571,899	3,318,393
	27,030,141	26,293,828	27,030,141	26,293,828
Unearned income	(9,237,617)	(9,353,925)	(9,237,617)	(9,353,925)
Gross financing, advances and other loans	17,792,524	16,939,903	17,792,524	16,939,903
Allowance for bad and doubtful debts and financing:				
- specific	(316,028)	(277,770)	(316,028)	(277,770)
- general	(624,185)	(609,375)	(624,185)	(609,375)
Net financing, advances and other loans	16,852,311	16,052,758	16,852,311	16,052,758

A28d. (i) Movements in non-performing financing, advances and other loans ("NPL") are as follows:

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
At 1 July	1,291,218	856,279	1,291,218	856,279
Non-performing during the period/year	440,176	907,066	440,176	907,066
Transfer from the finance subsidiary	-	227,924	-	227,924
Reclassified as performing	(261,776)	(496,966)	(261,776)	(496,966)
Recoveries	(103,296)	(171,623)	(103,296)	(171,623)
Amount written off	(35,555)	(34,236)	(35,555)	(34,236)
Expenses debited to customers' accounts	3,036	2,774	3,036	2,774
Closing balance	1,333,803	1,291,218	1,333,803	1,291,218
Specific allowance	(316,028)	(277,770)	(316,028)	(277,770)
Net non-perfoming financing, advances and other loans	1,017,775	1,013,448	1,017,775	1,013,448
Net NPL as % of gross financing, advances and other loans less specific allowance	5.60%	5.82%	5.60%	5.82

(ii Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
General allowance				
At 1 July	609,375	395,910	609,375	395,910
Allowance made during the period/year	12,871	213,465	12,871	213,465
Transfer from specific allowance	1,939	-	1,939	-
Closing balance	624,185	609,375	624,185	609,375
As % gross loans, financing and other loans less specific allowance	3.44%	3.50%	3.44%	3.50%

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Specific allowance				
At 1 July	277,770	121,607	277,770	121,607
Allowance made during the period/year	114,691	129,592	114,691	129,592
Transfer from the finance subsidiary	-	110,547	-	110,547
Amount written back	(38,939)	(54,497)	(38,939)	(54,497)
Amount written off	(35,555)	(34,238)	(35,555)	(34,238)
Transfer to general allowance	(1,939)		(1,939)	
Transfer from/(to) specific allowance for restructured/rescheduled loans and financing	-	4,759	-	4,759
Closing balance	316,028	277,770	316,028	277,770

A28e. Deposit from Customers
(i) By type of deposit

	Group		Bank	
	31 December 2005 RM'000	30 June 2005 RM'000	31 December 2005 RM'000	30 June 2005 RM'000
Mudharabah Fund				
Demand deposits	-	245	-	-
General investment deposits	4,297,187	5,047,202	4,151,199	4,756,159
Special investment deposits	777,126	525,114	772,126	525,114
	5,074,313	5,572,561	4,923,325	5,281,273
Non-Mudharabah Fund				
Demand deposits	4,149,775	3,670,085	4,149,527	3,670,085
Savings deposits	2,483,581	2,264,203	2,483,581	2,264,203
Negotiable instruments of deposits	2,826,722	3,829,142	2,826,722	3,829,142
	9,460,078	9,763,430	9,459,830	9,763,430
Deposit from Customers	14,534,391	15,335,991	14,383,155	15,044,703

A29. **Change in Accounting Policies and Transitional Adjustments** (continued)

3) Where a loan becomes non-performing, interest accrued and recognised as income prior to the date the loans are classified as non-performing shall be reserved out of income and set-off against the accrued interest receivables account in the balance sheet. Thereafter, the interest accrued on the non-performing loans shall be recognised as income on a cash basis instead of being accrued and suspended at the same time as prescribed previously.

(b) **Transitional Adjustments**

The effects of the transitional adjustments to opening retained profits and unrealised holding reserves of the Group and Bank as described in Note A1 above are as follows:

	Group 31 December 2005 RM'000	Bank 31 December 2005 RM'000
Effects on retained profits:		
At 30 June, as previously stated	7,149,183	5,996,652
Effects of adopting the fair value accounting for derivatives	(160,798)	(160,798)
Effects of impairment to securities available-for-sale, previously net against unrealised gains not recognised	(94,812)	(57,403)
Effects of deferred tax	94,625	80,063
	(160,985)	(138,138)
At 30 June, as restated	6,988,198	5,858,514

	Group 31 December 2005 RM'000	Bank 31 December 2005 RM'000
Effects on unrealised holding reserves		
At 30 June, as previously stated	-	-
Effects of adopting the fair value accounting for accounting for securities available-for-sale	482,181	469,749
Effects of deferred tax	(135,011)	(131,530)
	347,170	338,219
At 30 June, as restated	347,170	338,219

(c) **Comparative Figures**

The following comparative figures have been reclassified to conform with the revised BNM/GP8 format:

	Group		Bank	
	As restated RM'000	As previously reported RM'000	As restated RM'000	As previously reported RM'000
Balance sheet as at 30 June 2005				
Dealing securities	-	629,110	-	230,617
Investment securities	-	27,631,906	-	21,897,560
Securities	28,261,016	-	22,128,177	-

B5. Tax Expense and Zakat

The analysis of the tax expense for the half-year ended 31 December 2005 are as follows:

	2nd Quarter ended		Six months ended	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Group	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	292,322	290,007	536,607	518,786
Overseas income tax	1,284	8,347	5,777	12,126
	293,606	298,354	542,384	530,912
Under provision in prior years	3,054	-	3,054	-
Share of tax expense in associated companies	-	248	-	375
	296,660	298,602	545,438	531,287
Deferred tax expense				
- Origination and reversal of temporary differences, as restated	(18,076)	(20,701)	564	(28,828)
Tax expense	278,584	277,901	546,002	502,459

	2nd Quarter ended		Six months ended	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Bank	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	283,862	869,226	504,459	1,258,293
Overseas income tax	(1,669)	6,650	1,149	8,533
	282,193	875,876	505,608	1,266,826
Deferred tax expense				
- Origination and reversal of temporary differences, as restated	(18,374)	(16,834)	785	(178,974)
Tax expense	263,819	859,042	506,393	1,087,852

The Bank's effective tax rate approximates the statutory tax rate.

B13. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	2nd Quarter ended		Six months ended	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Net profit for the period (RM'000)	**634,079**	693,523	**1,307,024**	1,248,562
Weighted average number of ordinary shares in issue ('000)	**3,753,040**	3,624,804	**3,745,661**	3,612,488
Basic earnings per share	**16.90 sen**	19.13 sen	**34.89 sen**	34.56 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	2nd Quarter ended		Six months ended	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Net profit for the period (RM'000)	**634,079**	693,523	**1,307,024**	1,248,562
Weighted average number of ordinary shares in issue ('000)	**3,753,040**	3,624,804	**3,745,661**	3,612,
Effects of share option ('000)	**18,893**	40,549	**19,417**	33,779
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	**3,771,933**	3,665,353	**3,765,078**	3,646,267
Diluted earnings per share (sen)	**16.81 sen**	18.92 sen	**34.71 sen**	34.24 sen

By Order of the Board

Mohd Nazlan bin Mohd Ghazali
LS0008977
Company Secretary
15 February 2006